Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-136287

The article set forth below was published by New Hampshire Business Review on August 10, 2006.

New Hampshire Business Review is a periodical in the business of reporting and publishing news.  It is not affiliated with OneBeacon Insurance Group, Ltd., and OneBeacon Insurance Group, Ltd. made no payment and gave no consideration to New Hampshire Business Review in connection with the publication of the article below or any other article published by New Hampshire Business Review concerning OneBeacon Insurance Group, Ltd.

For purposes of clarification it should be noted as follows:

1.               Concerning the reference in the first paragraph to the $500 million public offering of the issuer’s Class A common shares, this amount is an estimate made solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.  The final offering size, which will be included in an amendment to the registration statement, will be determined at a later date and will depend, among other things, on market conditions at the time of the offering and discussions between White Mountains Insurance Group, Ltd., referred to as White Mountains, and the underwriters.

2.               Concerning the reference in the third paragraph to the issuer being spun off from White Mountains, a portion of the issuer’s common shares will be sold to the public and a portion of the issuer’s common shares will be retained beneficially by White Mountains.

3.               Concerning the references in the fourth paragraph to the percentage of the issuer to be sold to the public (25%) and the percentage to be retained beneficially by White Mountains (75%), the percentages of the issuer to be sold to the public and to be beneficially retained by White Mountains have not yet been determined.  These percentages, which will be included in an amendment to the registration statement once ascertained, will be determined at a later date and will depend on many factors.

4.               Concerning the reference in the sixth paragraph to “preferred stock shares” of the issuer, this reference is incorrect.  White Mountains will own a second class of common shares with greater voting rights than the common shares to be sold to the public.

5.               Concerning the reference in the ninth paragraph to the primary assets of White Mountains, the assets of White Mountains include investments in securities, cash and reinsurance recoverables.  “Large reinsurers” are not an “asset” class of White Mountains, however, White Mountains does own the reinsurer White Mountains Re Group, Ltd.

6.               Concerning the reference in the tenth paragraph to the compensation of Raymond Barrette, in connection with rejoining the board of directors of White Mountains, Mr. Barrette will receive a $3 million payment covering severance from his prior executive position as CEO of White Mountains, which he held until his retirement in October 2005, his execution of a standard release with non-compete and non-solicitation provisions and his agreement to rejoin the board of directors of White Mountains.

7.               Concerning the reference in the eleventh paragraph to the price paid for the acquisition of the issuer from Aviva, the stated acquisition price of $2.6 billion is incorrect.  The issuer and its subsidiaries, as consolidated on an historical basis, were purchased by White Mountains in 2001 for $2.1 billion.

8.               Concerning the reference in the sixteenth paragraph to the sale of Sirius America Insurance Company, Sirius America Insurance Company is not in the same business as, nor a division of, Sirius International Insurance Corporation.  Furthermore, it is unclear which entity the reference to “Swiss reinsurer” regards.  If this reference is to Sirius International Insurance Corporation, the company is a Swedish, not Swiss, corporation.

9.               Concerning the reference in the eighteenth paragraph to the “third quarter of last year,” this reference should be to the second quarter of last year.

10.         Concerning the reference in the twentieth paragraph to Chuck Chokel, Mr. Chokel was the managing director and general auditor for White Mountains Capital, Inc. and will now be CFO of White Mountains Re Group, Ltd.

11.         Concerning the reference in the twentieth paragraph to Mike Tyburski, Mr. Tyburski  was managing director of White Mountains Re Group, Ltd. and will now be president of White Mountains Re Services LLC.

12.         Concerning the reference in the first bullet of the sidebar content to preferred stock of the issuer, Berkshire Hathaway, Inc. currently holds $300 million in face value of preferred stock of Fund American Companies, Inc., a subsidiary of the issuer.

13.         Concerning the reference in the second bullet of the sidebar content to the composition of the issuer’s board of directors by “White Mountains officials,” it is anticipated that eight members of the issuer’s board of directors will be current or former employees, directors or officers of White Mountains.

14.         Concerning the reference in the fifth bullet of the sidebar content to the “$106 million stake in  Montpelier,” this reference is to the fair market value at June 30, 2006 of 6,300,000 common shares of Montpelier Re Holdings Ltd., or Montpelier.

15.         Concerning the reference in the fifth bullet of the sidebar content to the stake in Montpelier “go[ing] back to White Mountains,” prior to the contemplated initial public offering by the issuer, the issuer will exchange its investment in the common shares of Montpelier for an equal value of an agreed-upon portfolio of common equity and fixed maturity securities that are currently owned by White Mountains.

16.         Concerning the reference in the sixth bullet of the sidebar content to John Gillespie, Mr.  Gillespie was never CEO of White Mountains.  Mr. Gillespie currently serves as a director of White Mountains and formerly served as president of White Mountains Advisors LLC.

17.         Concerning the reference in the eighth bullet of the sidebar content to “a contract with two asbestos reinsurers,” immediately preceding the purchase of the issuer by White Mountains in 2001, the issuer purchased reinsurance coverage from two reinsurance companies. This reinsurance coverage will not be impacted by the contemplated initial public offering.

New Hampshire Business Review

Article published Aug 10, 2006
White Mts. to keep IPO unit on short leash

When White Mountains Insurance announced on August 4 that it was putting up OneBeacon Insurance in a $500 million public offering — complete with the ticker symbol OB — most investors would imagine it as a huge spin-off.

After all, OneBeacon amounts to half of White Mountains’ insurance business both in sales and assets.

But if the Boston-based OneBeacon is being spun off, it won’t be going very far. OneBeacon — at least in the short term — will effectively be controlled by, and financially connected to, White Mountains.

“We like OneBeacon very much, but we could use the cash for corporate purposes,” said Jack Byrne, White Mountains’ chairman, from his Hanover home. “We’ll keep 75 percent [of OneBeacon], and let the public have the other 25 percent.”

Byrne would not comment on what White Mountains plans to do with the cash.

Besides keeping most of common stock, White Mountains officials expects to dominate the OneBeacon board and owe all of the preferred stock shares, each which would have 10 times the voting power of common stock.

“White Mountains also will have effective control over the adoption or amendment of previsions in our memorandum of association or bye-laws (sic) and the approval of mergers and other significant corporate transactions,” according to OneBeacon’s filing with the Securities and Exchange Commission.

In addition, OneBeacon would be financially entwined with its controlling company, forced to use several of its subsidiaries, taking on some or all of the risks.

White Mountains is a holding company with nearly $19 billion in assets, primarily large reinsurers. While officially based in Bermuda, and with its U.S. headquarters officially moved to New Jersey, the company retains a strong New Hampshire focus, due to the strong pull of Byrne, who returned as board chairman in May.

His friend and neighbor, former CEO Ray Barrette, rejoined the board Aug. 7, after the company agreed to pay him $3 million for stepping down as White Mountains’ CEO earlier this year.

It was Barette and Byrne who decided that White Mountains purchase OneBeacon from Aviva, a British company, in June 2001. Byrne described the $2.6 billion deal as White Mountains’ “biggest move,” outbidding Liberty Mutual and Travelers Group, thanks partly to the financial banking of Warren Buffett’s Berkshire Hathaway.

Despite subsequent acquisitions, OneBeacon remained the company’s largest — and most profitable — asset. The company — which dates back to 1831 and the Potomac Fire Insurance Company — pulled in some $585 million in revenue last quarter, nearly half of the White Mountains’ $1.2 billion, according to a quarterly statement filed with the SEC at the end of July.

While White Mountains had to bail out its other subsidiaries last year after Hurricane Katrina — taking a hit of some $201 million — OneBeacon was left relatively unscathed. It made $113 million in pretax income last quarter, offsetting losses by White Mountains’ other subsidiaries by some $40 million.

In 2005, OneBeacon’s net written premiums totaled $2.1 billion, with total assets of $10.3 billion and total equity of approximately $1.6 billion at the end of the year, according to OneBeacon’s filing.

So it is no surprise that OneBeacon won’t be straying far from the nest, though it will move its headquarters from Boston to a 284,000-square-foot facility in Canton, Mass. The company bought the property for $23 million, but took out a $40 million mortgage to cover renovations. It expects to move there at the end of the year.

In other recent news, White Mountains sold off the U.S. division of Sirius International (Sirius America Insurance Company) to some private investors, led by Lightyear Capital LLC for $139 million. White Mountains acquired an equity interest of 18 percent in the acquiring entity, and it will keep the Swiss reinsurer.

The company also announced it settled a $185 million lawsuit filed by Robert Plan Corp. for an undisclosed amount. Plan had charged that White Mountains allegedly misappropriated confidential information to compete against it in the New York automobile assigned-risk business.

White Mountains also announced a quarterly net income of $115.8 million ($10.72 per diluted share), $30 million, and $2.92 per diluted share, less than the company made during the third quarter of last year.

The company emphasized that its tangible book value of share $355.16 was up 1.5 percent for the quarter and 4.9 percent during the first six months of 2006. Total revenues also were up 3 percent for the quarter, but down 6 percent for the half.

In addition to Barrette rejoining the board, the company made some other management changes. Chuck Chokel, who was the main auditor at White Mountain, became the CFO at it’s subsidiary White Mountains Re. Mike Tyburski, a managing director at White Mountains Re, will now be president. — BOB SANDERS

Sidebar content:
Family ties

Here are some of the ways White Mountains Insurance and OneBeacon will remain connected:

•                  Berkshire Hathaway, which owns about 16 percent of White Mountains, will hold some $300 million of preferred stock in OneBeacon.

•                  Some eight members of the 11-member board will be White Mountains officials, including White Mountains CEO Stephen Fass.

•                  T. Michael Miller, OneBeacon’s current CEO, will continue to run the company. Miller was originally hired as OneBeacon’s chief operating officer in April 2005 and became the CEO in July 2005.

•                  White Mountains will receive the proceeds of the initial public offering, not OneBeacon.

•                  Many of OneBeacon’s assets — such as a $106 million stake in Montpelier — will go back to White Mountains. OneBeacon also will give up WM Advisors and White Mountains Management Company, Tuckerman Capital and International American Group. But WM Advisors will still make all investment decisions relating to fixed income and alternative investment portion of OneBeacon’s portfolio, and will receive its customary fees, which should total around $12 million.

•                  OneBeacon also will use Prospector, a company owned by former White Mountains CEO John Gillespie, to manage its other assets for at least three years.

•                  It will continue guarantee the obligations of Galileo Weather Risk Management to the tune of $109 million, even though Galileo will go to White Mountains.

•                  It will continue to hold a contract with two asbestos reinsurers: NICO and General Reinsurance Corp., which are wholly owned subsidiaries of Berkshire Hathaway.

OneBeacon Insurance Group, Ltd. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about OneBeacon Insurance Group, Ltd. and its offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or at the link below.  Alternatively, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, New York 11717, or by email at monica_a_castillo@adp.com, or by fax at (631) 254-7268.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1369817/000104746906010361/0001047469-06-010361-index.htm